March 4, 2019
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Barbara Jacobs
Bernard Nolan

Re:	Pluralsight, Inc.
Registration Statement on Form S-1
Registration File No. 333-230057
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Pluralsight, Inc. (the “Company”) for the acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-230057) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective 4:35 P.M. Eastern Time, on March 6, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.
Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the underwriters expect to distribute approximately 1,000 copies of the Preliminary Prospectus dated March 4, 2019 to prospective underwriters, institutional investors, dealers and others.
We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC Acting severally on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Melissa Knox
	Name:	Melissa Knox
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Santosh Sreenivasan
	Name:	Santosh Sreenivasan
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]